Exhibit 99.1

Vitru Limited Received Antitrust Approval for its Investment Agreement with Crescera

Florianópolis, Brazil, October 24, 2022 – Vitru Limited, or Vitru (Nasdaq: VTRU), announced today that the General Superintendence of CADE (Administrative Council for Economic Defense – Brazilian antitrust authority) has approved, without any restrictions, the investment agreement with Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (“Crescera” and “Investment Agreement”, respectively). CADE's decision will only become final after a period of 15 days from its publication in the Official Gazette of the Union, which occurred today, without any appeals or recall by the CADE Court, under the terms of the applicable legislation.

The Closing of the referred transaction is still subject to the fulfillment of other conditions precedent, determined upon the execution of the Investment Agreement and is expected in the fourth quarter of 2022. Crescera has agreed to subscribe for 3,636,363 new common shares to be issued by Vitru for a total consideration of R$300 million, equivalent to approximately US$58.26 million based on an exchange rate of R$5.1490/US$, or approximately US$16.02 per share.

As previously announced, Vitru has just launched a rights offering allowing Vitru’s existing shareholders to subscribe for new common shares at US$16.02 per share, i.e. approximately the same US$ price to be paid by Crescera for the common shares it is acquiring pursuant to its investment. The rights offering is extended to existing shareholders proportionately, giving each shareholder the right to subscribe for 1 new common share for each 6 common shares held on the record date of October 21, 2022.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/